

**News Release**
**B2Gold Second Quarter 2022 Financial Results – Conference Call and Webcast Details**

**Vancouver, BC, July 28, 2022 –** B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) ("B2Gold" or the "Company") will release its second quarter of 2022 financial results after the North American markets close on Wednesday, August 3, 2022.

B2Gold executives will host a conference call to discuss the results on Thursday, August 4, 2022, at 10:00 am PDT/1:00 pm EST. You may access the call by dialing the operator at +1 (778) 383-7413 / +1 (416) 764-8659 (Vancouver/Toronto) or toll free at +1 (888) 664-6392 prior to the scheduled start time or you may listen to the call via webcast by clicking here. A playback version will be available for two weeks after the call at +1 (416) 764-8677 (local or international) or toll free at +1 (888) 390-0541 (passcode 652410 #).

**About B2Gold Corp.**

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines and numerous exploration and development projects in various countries including Mali, Colombia, Finland and Uzbekistan.

**ON BEHALF OF B2GOLD CORP.**
"**Clive T. Johnson**"
**President & Chief Executive Officer**

For more information on B2Gold, please visit the Company website at www.b2gold.com or contact:

Randall Chatwin
Senior Vice President, Legal & Corporate Communications
+1 604-681-8371
rchatwin@b2gold.com

Cherry De Geer
Director, Corporate Communications
+1 604-681-8371
cdegeer@b2gold.com